Fitmedia Inc.
File No. 333-124872

October 20, 2005

Gregory S. Belliston
Division of Corporate Finance
United States Securities and
     Exchange Commission
100 F. Street, NE
Washington, DC 20549

Dear Mr. Belliston:

Re:	Fitmedia Inc. (the “Company”)
Registration Statement on Form SB-2
Amendment No. 2
File No. 333-124872

In response to your comment letter dated September 30, 2005, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 2 on Form SB-2/A for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Amended Registration Statement:

Consolidated Financial Statements for the Six Months Ended July 31, 2005

Consolidated Statement of Stockholders’ Equity, page F-14

1.	Please present the statement of stockholders’ equity in a format reconciling the beginning balance to ending balance for each income statement period presented.

RESPONSE:

We have amended the statement of stockholders’ equity as requested.

Fitmedia Inc.
File No. 333-124872

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Revenue Recognition, page F- 20

2.	Please clarify in the filing what the “point of sales basis” is and also disclose your accounting policy related to sales returns and other allowances.

RESPONSE:

The Company has amended the description of its policy on Revenue Recognition to read as follows,

“The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped or the services have been provided to the client, the sales price is fixed or determinable, and collectibility is reasonably assured. The Company reduces revenue for estimated client returns and other allowances.”

4. Related Party Transactions, page F-21

3.	Please tell us how you are accounting for the $2,500 annual director’s fee.

RESPONSE:

The fee has been accounted for at the time the fee was paid, as payment is due at the beginning of the period, no further services are owed by the director after payment, and therefore the Company has no legal recourse against the director should the director fail to provide further services. The note has been amended to read as follows:

“In November 2004, the Company entered a letter of agreement, providing the “terms of and conditions for the appointment for an individual as a Non -executive Director” (“the Agreement”). Based on the agreement, the Company will pay a director’s fee at the rate of $2,500 cash per year, payable at the beginning of each annual period, plus issue 1,000 shares of the Company’s common stock annually. As of July 31, 2005, the first year director’s fee of $2,500 cash has been paid, and 1,000 common shares have been issued. After receiving payment, the director owes no further services to the Company.”

Exhibit 5.1: Legality Opinion

4.

We reissue comment 21. The legality opinion should clearly identify the offerings to which it applies by stating the number and type of shares begin offered by the company and the number and type of shares being offered by the selling security holders. With respect to both the primary offering and the secondary offering, it should clearly state whether the shares will, when sold, be legally issued, fully paid, and non-assessable. See Item 601(b)(5) of Regulation S-B. Currently, the opinion has the following deficiencies:

Fitmedia Inc.

File No. 333-124872

  It does not identify the number or type of shares in the secondary offering.
  It does not state whether the shares in the secondary offering will, when sold, be “legally issued, fully paid, and non-assessable.” We note paragraph 2 of the opinion states the stock to be sold under this Form SB-2 is “likewise legal under the laws of the State of Delaware.” However, this is not sufficient. The conclusion should use the precise language called for by Item 601(b)
RESPONSE:

Pursuant to your conversation with the writer of the legal opinion, Conrad Lysiak, no response has been prepared to this comment.

I trust the foregoing will assist you in your review of the Company’s Amended Registration Statement No. 2on Form SB-2/A. Please let me know if you require any further information.

Yours truly,

/s/ Timothy Crottey
Timothy Crottey
President
Encl.